UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT STAKE IN CNH TO RISE FROM 84% TO 90% UPON CONVERSION OF THE SERIES A PREERENCE SHARES INTO COMMON SHARES

SIGNATURES

Fiat stake in CNH to rise from 84% to 90% upon conversion of the Series A Preference Shares into Common Shares

Fiat informs that CNH Global announced yesterday that the condition was met for the automatic conversion into common shares of its 8 million outstanding Series A Preference Shares. The effective date of this automatic conversion will be today. Fiat, which is the sole owner of the Series A Preference Shares, will receive upon conversion 100 million newly issued common shares of CNH, thereby increasing its ownership in CNH from approximately 84% to approximately 90%. This conversion will not give rise to any gain or loss in Fiat’s consolidated accounts, but Fiat’s consolidation of CNH’s income will increase to 90%.

Pursuant to their terms, the CNH Series A Preference Shares issued in April 2003 automatically convert into common shares, at a conversion price of U.S. $20.00 per share, if the average of the closing prices per share of CNH common shares on the New York Stock Exchange for each trading day during a period of 30 consecutive trading days exceeds U.S. $24.00. For the period of 30 consecutive trading days ending on Wednesday, March 22, 2006, such average was U.S. $24.01.

Upon conversion CNH will have approximately 235.4 million common shares outstanding. CNH’s total Shareholders’ equity will be unaffected by the conversion. The new 100 million common shares will be eligible for the CNH’s proposed U.S. $0.25 per share dividend, subject to approval at the Annual General Meeting of shareholders, which will be held on April 7, 2006. There will be no preferred dividend, as no preference shares will remain outstanding.

Turin, March 23, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2006

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney